WOODSIDE

8 September 2006





Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam

WOODSIDE PETROLEUM LTD. – EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which have recently been filed with the Australian Stock Exchange in relation to:

- Appendix 3X
- Appendix 3Y (x4)
- Departure of Chief Financial Officer.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Warren Baillie

Warren Baillie
Assistant Company Secretary

dlw 9/19

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
Box D188 GPO Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd.
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Jakob Stausholm
Date of appointment	20 June 2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities** Nil

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd.
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Jillian Rosemary BROADBENT
Date of last notice	8 June 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in ordinary shares held pursuant to the Non-Executive Directors' Share Plan by the trustee, Link Market Services Limited
Date of change	1 September 2006
No. of securities held prior to change	Direct = 20,000 ordinary shares Indirect = 26,835 ordinary shares held by: • Link Market Services Limited as trustee of the Non-Executive Directors' Share Plan = 21,835 • Varisel Pty Ltd = 5,000
Class	Ordinary
Number acquired	248
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$10,343.89

+ See chapter 19 for defined terms.

No. of securities held after change	Direct = 20,000 ordinary shares Indirect = 27,083 ordinary shares held by: • Link Market Services Limited as trustee of the Non-Executive Directors' Share Plan = 22,083 • Varisel Pty Ltd = 5,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market via Link Market Services Limited, as trustee for the Non-Executive Directors' Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd.
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ashton Trevor CALVERT
Date of last notice	8 June 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in ordinary shares held pursuant to the Non-Executive Directors' Share Plan by the trustee, Link Market Services Limited
Date of change	1 September 2006
No. of securities held prior to change	Direct = 0 ordinary shares Indirect = 720 ordinary shares held by Link Market Services Limited as trustee of the Non-Executive Directors' Share Plan
Class	Ordinary
Number acquired	243
Number disposed	Nil

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$10,135.34
No. of securities held after change	Direct = 0 ordinary shares Indirect = 963 ordinary shares held by Link Market Services Limited as trustee of the Non-Executive Directors' Share Plan
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market via Link Market Services Limited, as trustee for the Non-Executive Directors' Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd.
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Charles Barrington GOODE
Date of last notice	8 June 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in ordinary shares held pursuant to the Non-Executive Directors' Share Plan by the trustee, Link Market Services Limited
Date of change	1 September 2006
No. of securities held prior to change	Direct = 2,000 ordinary shares Indirect = 218,336 ordinary shares held by: • Link Market Services Limited as trustee of the Non-Executive Directors' Share Plan = 100,336 • Beta Gamma Pty. Ltd. = 21,000 • Chabar Pty. Ltd. = 86,000 • Ravenscourt Pty. Ltd. = 11,000
Class	Ordinary
Number acquired	2,065
Number disposed	Nil

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$86,129.56
No. of securities held after change	Direct = 2,000 ordinary shares Indirect = 220,401 ordinary shares held by: • Link Market Services Limited as trustee of the Non-Executive Directors' Share Plan = 102,401 • Beta Gamma Pty. Ltd. = 21,000 • Chabar Pty. Ltd. = 86,000 • Ravenscourt Pty. Ltd. = 11,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market via Link Market Services Limited, as trustee for the Non-Executive Directors Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd.
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Pierre Jean-Marie Henri JUNGELS
Date of last notice	8 June 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in ordinary shares held pursuant to the Non-Executive Directors' Share Plan by the trustee, Link Market Services Limited
Date of change	1 September 2006
No. of securities held prior to change	Direct = 0 ordinary shares Indirect = 7,620 ordinary shares held by Link Market Services Limited as trustee of the Non-Executive Directors' Share Plan
Class	Ordinary
Number acquired	142
Number disposed	Nil

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,922.71
No. of securities held after change	Direct = 0 ordinary shares Indirect = 7,762 ordinary shares held by Link Market Services Limited as trustee of the Non-Executive Directors' Share Plan
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market via Link Market Services Limited, as trustee for the Non-Executive Directors' Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

ASX ANNOUNCEMENT
(ASX: WPL)



FRIDAY 8 SEPTEMBER 2006
7:30 (WST)

MEDIA

ROGER MARTIN

W: + 61 8 9348 4591

M: + 61 413 018 674

E: roger.martin@woodside.com.au

INVESTORS

MIKE LYNN

W: + 61 8 9348 4283

M: + 61 439 691 592

E: mike.lynn@woodside.com.au

DEPARTURE OF CHIEF FINANCIAL OFFICER

Woodside Petroleum Ltd. announces the resignation of its Chief Financial Officer Ross Carroll.

Mr Carroll has chosen to take up a similar position at an Australian specialist contracting and services group. He has agreed to remain at Woodside until 31 October 2006 while a search is conducted for his replacement.

Woodside Chief Executive Don Voelte wished Mr Carroll well in his new position.

"Ross has made a valuable contribution during his time at Woodside and we appreciate him staying with the company for a suitable period while we consider the appointment of a new CFO," Mr Voelte said.